UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___) *



                                  Hemet Bancorp
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  42352 P 10 0
                                 (CUSIP Number)

                                 James B. Jaqua
                              3715 Sunnyside Drive
                               Riverside, CA 92506
                               Tel: (909)-784-5771
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    Copy to:

                                  Daniel B. Eng
                              Bartel Eng & Schroder
                          300 Capitol Mall, Suite 1100
                          Sacramento, California 95814
                               Tel: (916)-442-0400
                               Fax: (916)-442-3442

                                 April 24, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  42352 P 10 0                                             Page 2 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         James B. Jaqua
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:            14,966(1)
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:         146,981
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:       14,966
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:    146,981
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         161,947(1)(2)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   20.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN
--------------------------------------------------------------------------------
    1  Includes options to acquire 1,200 shares within 60 days.
    2 Includes 146,981 shares owned by the Jaqua Trust dated November 8, 1989, of which James B. Jaqua is a trustee.

CUSIP No.  42352P 10 0                                              Page 3 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marilyn Susanne Jaqua
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):       PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:           5,967
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:       146,981
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:      5,967
--------------------------------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:  146,981
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         152,948*
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   19.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN
--------------------------------------------------------------------------------

* Includes 146,981 shares owned by the Jaqua Trust dated November 8, 1989, of which Marilyn Susanne Jaqua is a trustee.

CUSIP No.  42352P 10 0                                              Page 4 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Jaqua Trust dated November 8, 1989
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):        PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       California
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:        146,981
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:         0
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:   146,981
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:    0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         146,981 Shares
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           18.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         OO
--------------------------------------------------------------------------------

CUSIP No.  42352 P 10 0                                             Page 5 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J and G Revocable Trust dated May 2, 1989
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       California
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:         98,151 Shares
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:        0
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:    98,151 Shares
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:   0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         98,151 Shares
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            12.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         OO
--------------------------------------------------------------------------------

CUSIP No.  42352 P 10 0                                             Page 6 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack E. Gosch*
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
   (a) [X]
   (b)
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES        7. SOLE VOTING POWER:              0
BENEFICIALLY OWNED        ------------------------------------------------------
EACH REPORTING PERSON     8. SHARED VOTING POWER:          98,151
     WITH                 ------------------------------------------------------
                          9. SOLE DISPOSITIVE POWER:         0
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER:   98,151
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    98,151
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS):    [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
--------------------------------------------------------------------------------
* Jack E. Gosch is a trustee and beneficiary of the J and G Revocable Trust, and is also a trustee of the Jack Gosch Ford, Inc. Retirement Plan and Trust.

CUSIP No.  42352 P 10 0                                             Page 7 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gwyneth A. Gosch*
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:            0
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:        98,151
                          ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:       0
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:   98,151
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         98,151
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        12.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN
--------------------------------------------------------------------------------
*Gwyneth A. Gosch is a trustee and beneficiary of the J and G Revocable Trust.

CUSIP No.  42352 P 10 0                                             Page 8 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Jack Gosch Ford, Inc. Retirement Plan and Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):          PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       California
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:           9,965
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:           0
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:      9,965
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         9,965
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            1.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         OO
--------------------------------------------------------------------------------

CUSIP No.  42352P 10 0                                              Page 9 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Brudin Family Trust dated October 27, 1986
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       California
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:           74,158
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:           0
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:      74,158
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         74,158 Shares
--------------------------------------------------------------------------------
13.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   9.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         OO
--------------------------------------------------------------------------------

CUSIP No.  42352P 10 0                                             Page 10 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         John B. Brudin*
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:             0
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:         74,158
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:        0
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:    74,158
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         74,158
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           9.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN
--------------------------------------------------------------------------------
*John B. Brudin is a trustee and beneficiary to the Brudin Family Trust.

CUSIP No.  42352P 10 0                                             Page 11 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Patricia L. Brudin*
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:            0
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:        74,158
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:       0
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:   74,158
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         74,158
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      9.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN
--------------------------------------------------------------------------------

*Patricia L. Brudin is a trustee and beneficiary to the Brudin Family Trust.

CUSIP No.  42352 P 10 0                                            Page 12 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Record Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [X]
         (b)
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:       California
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:           52,561
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:           0
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:      52,561
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         52,561
--------------------------------------------------------------------------------
13.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         OO
--------------------------------------------------------------------------------

CUSIP No.  42352 P 10 0                                            Page 13 of 24

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Ella Mae Record*
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)
         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):         PF
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E):  [   ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:       United States
--------------------------------------------------------------------------------
NUMBER OF SHARES          7.       SOLE VOTING POWER:          52,561
BENEFICIALLY OWNED BY     ------------------------------------------------------
EACH REPORTING PERSON     8.       SHARED VOTING POWER:          0
WITH                      ------------------------------------------------------
                          9.       SOLE DISPOSITIVE POWER:     52,561
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER:     0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         52,561
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):    [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):         IN
--------------------------------------------------------------------------------
*Ella Mae Record is the trustee and beneficiary of the Record Trust.

ITEM 1.           SECURITY AND ISSUER

     This statement relates to common stock, no par value, of Hemet Bancorp, a California corporation. The principal executive office of Hemet Bancorp is 3715 Sunnyside Drive, California 92506.

ITEM 2.           IDENTITY AND BACKGROUND

(a) to (f)

     This statement is being filed by (1) James B. Jaqua; (2) Marilyn Susanne Jaqua; (3) the Jaqua Trust dated November 8, 1989 ("Jaqua Trust") of which James
B. Jaqua and Marilyn Susanne Jaqua are the trustees and beneficiaries; (4) J and G Revocable Trust dated May 2, 1989 ("J and G Trust") of which Jack E. Gosch and Gwyneth A. Gosch are trustees and beneficiaries; (5) Jack Gosch Ford, Inc. Retirement Plan and Trust of which Jack Gosch and Eric Gosch are trustees; (6) Brudin Family Trust dated October 27, 1986 ("Brudin Trust") of which John B. Brudin and Patricia L. Brudin are trustees and beneficiaries; and (7) the Record Trust of which Ella Mae Record is the trustee and beneficiary (collectively, the "Reporting Persons").

     James B. Jaqua and Marilyn Susanne Jaqua are the trustees and beneficiaries of the Jaqua Trust. James B. Jaqua's principal occupation is President, Chief Executive Officer and Director of Hemet Bancorp, a bank holding company whose business is located at 3715 Sunnyside Drive, Riverside, CA 92506. Marilyn Susanne Jaqua is not employed.

     Jack E. Gosch and Gwyneth A. Gosch are the trustees and beneficiaries of the J and G Trust. Jack E. Gosch is trustee of the Jack Gosch Ford Inc. Retirement Plan and Trust whose business address is 150 Carriage Circle, Hemet, California 92545. Jack E. Gosch's principal occupation is President of Gosch Ford located at 150 Carriage Circle, Hemet, California 92545, which is engaged in the automobile dealer business. Ms. Gwyneth Gosch is retired.

     Jack E. Gosch and Eric Gosch are trustees the Jack Gosch Ford, Inc. Retirement Plan and Trust. Eric Gosch is Secretary and Treasurer of Gosch Ford, an automobile dealer, whose business address is 150 Carriage Circle, Hemet, California 92545.

     John B. Brudin and Patricia L. Brudin are trustees and beneficiaries of the Brudin Trust. John Brudin and Patricia Brudin are both retired.

     Ella Mae Record is the trustee and beneficiary of the Record Trust. Ella Mae Record is retired.

     The business address for each of the Reporting Persons, except for the Jack Gosch Ford, Inc. Retirement Plan and Trust, is 3715 Sunnyside Drive, Riverside, CA 92506.

     During the past five years, none of the Reporting Persons or, to their knowledge, any person listed on Exhibit A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Jaqua Trust, J and G Trust, Jack Gosch Ford, Inc. Retirement Plan and Trust, Brudin Trust and the Record Trust are California trusts. James Jaqua, Marilyn Suzanne Jaqua, Jack E. Gosch, Gwyneth A. Gosch, Eric Gosch, John Brudin, Patricia Brudin and Ella Mae Record are United States citizens.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons each paid for their shares of common stock with private funds.

ITEM 4.           PURPOSE OF TRANSACTION

     The Reporting Persons have formed a "group" for the purpose of reorganizing Hemet Bancorp to qualify as a Subchapter S corporation. To qualify to make an election under Subchapter S of the Internal Revenue Code, Hemet Bancorp would need to reduce its exiting shareholder base to no more than 75 shareholders. In addition, assuming consummation of the reorganization, it is expected that Hemet Bancorp would no longer be a public reporting company with the Securities and Exchange Commission nor quoted upon the OTC Bulletin Board. By electing to become a Subchapter S corporation and no longer being subject to the reporting requirements of the Securities and Exchange Commission, Hemet Bancorp would substantially eliminate its corporate level income tax liability and eliminate expenses associated with being a public company.

     To  reduce  its  shareholder  base to no more than 75  shareholders,  Hemet
Bancorp has proposed to engage in a reorganization transaction that would involve the merger of a to be formed Nevada corporation, Hemet Financial Group, with and into Hemet Bancorp. Hemet Financial Group will be formed for the sole purpose of entering into this transaction. It is anticipated that there would be approximately 75 shareholders of Hemet Financial Group at the time of the merger and the shareholders of Hemet Financial Group would consist primarily of current shareholders of Hemet Bancorp, including the Reporting Persons. It is anticipated that some of these 75 shareholders would sign promissory notes as consideration for the shares of Hemet Financial Group that they purchase. In the merger, all of the shareholders of Hemet Financial Group would receive newly issued shares of common stock of Hemet Bancorp, and all of the shareholders of Hemet Bancorp would receive the right to receive cash for each share of Hemet Bancorp that they hold. The amount of cash payable to the Hemet Bancorp shareholders who also executed promissory notes in favor of Hemet Financial Group would be offset against those notes. Consequently, they will receive no cash in the merger. Upon consummation of the merger, the approximately 75 shareholders of Hemet Financial Group will own 100% of Hemet Bancorp.

     It is anticipated that the consummation of the merger would be contingent upon the receipt of required approvals from bank and securities regulatory agencies. Further, it is anticipated that there will no changes to the Board and management of Hemet Bancorp nor to its articles of incorporation or bylaws after the merger. Hemet Bancorp intends to make an election for Subchapter S status for the calendar year 2003.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The percentages set forth in this Item 5 are based on the Form 10-K for the year ended December 31, 2001 filed by the issuer which stated that as of January 31, 2002, there were 805,120 shares of common stock outstanding. As of April 24, 2002, each of the Reporting Persons had power to vote or disposed of the shares of common stock as follows:

----------------------------------------------------------------------------------------------------------------------
                            Shares                                                                         Shared
                         Beneficially                 Sole Voting     Shared Voting        Sole         Dispositive
      Shareholder           Owned      Percentage        Power            Power         Dispositive        Power
                                                                                           Power

----------------------------------------------------------------------------------------------------------------------
James B. Jaqua           161,947       20.1%         14,966          146,981          14,966           146,981
----------------------------------------------------------------------------------------------------------------------
Marilyn Susanne Jaqua    152,948       19.0%         5,967           146,981          5,967            146,981
----------------------------------------------------------------------------------------------------------------------
Jaqua Trust              146,981       18.2%         146,981         0                146,981          0
----------------------------------------------------------------------------------------------------------------------
J and G Trust            98,151        12.2%         98,151          0                98,151           0
----------------------------------------------------------------------------------------------------------------------
Jack E. Gosch            98,151        12.2%         0               98,151           0                98,151
----------------------------------------------------------------------------------------------------------------------
Gwyneth A. Gosch         98,151        12.2%         0               98,151           0                98,151
----------------------------------------------------------------------------------------------------------------------
Jack Gosch Ford, Inc.
Retirement Plan and
Trust                    9,965         1.2%          9,965           0                9,965            0
----------------------------------------------------------------------------------------------------------------------
Brudin Trust             74,158        9.2%          74,158          0                74,158           0
----------------------------------------------------------------------------------------------------------------------
John B. Brudin           74,158        9.2%          0               74,158           0                74,158
----------------------------------------------------------------------------------------------------------------------
Patricia L. Brudin       74,158        9.2%          0               74,158           0                74,158
----------------------------------------------------------------------------------------------------------------------
Record Trust             52,561        6.5%          52,561          0                52,561           0
----------------------------------------------------------------------------------------------------------------------
Ella Mae Record          52,561        6.5%          52,561          0                52,561           0
----------------------------------------------------------------------------------------------------------------------

The Reporting  Persons,  as a "group",  beneficially hold in the aggregate  402,749 shares of common stock which  represents  approximately  49.9% of the  outstanding  common stock.

(c) None of the Reporting Persons entered into transactions involving the issuer's shares of common stock within the past 60 days, except as follows.
    All transactions were effected on the OTC Bulletin Board.

James B. Jaqua

           ---------------------------------------------------------------------------------------
                     Date                 Number of Shares                 Price per Share
                                                                       (excluding commissions)
           ---------------------------------------------------------------------------------------
              February 20, 2002            Acquired 1,509                      $44.75
           ---------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------
                March 18, 2002               Sold 1,509                        $44.75
           ---------------------------------------------------------------------------------------

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 4 and 7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed herewith:

A.       Joint Filing Agreement
B.       Power of Attorney

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2002


/S/ JAMES B. JAQUA
------------------------------------
James B. Jaqua, an individual


/S/ MARILYN SUSANNE JAQUA
------------------------------------
Marilyn Susanne Jaqua, an individual


JAQUA TRUST DATED NOVEMBER 8, 1989


/S/ JAMES B. JAQUA                         /S/ MARILYN SUSANNE JAQUA
------------------------------------       ------------------------------------
James B. Jaqua, Trustee                    Marilyn Susanne Jaqua, Trustee


J AND G REVOCABLE TRUST DATED MAY 2, 1989


/S/ JACK E. GOSCH                          /S/ GWYNETH A. GOSCH
------------------------------------       ------------------------------------
Jack E. Gosch, Trustee                     Gwyneth A. Gosch, Trustee


/S/ JACK E. GOSCH
------------------------------------
Jack E. Gosch, an individual


/S/ GWYNETH A. GOSCH
------------------------------------
Gwyneth A. Gosch, an individual


JACK GOSCH FORD, INC. RETIREMENT PLAN AND TRUST


/S/ JACK E. GOSCH                          /S/ ERIC GOSCH
------------------------------------       ------------------------------------
Jack E. Gosch, Trustee                     Eric Gosch, Trustee


BRUDIN FAMILY TRUST DATED OCTOBET 27,1986


/S/ JOHN B. BRUDIN                         PATRICIA L. BRUDIN
------------------------------------       ------------------------------------
John B. Brudin, Trustee                    Patricia L. Brudin, Trustee

/S/ JOHN B. BRUDIN
------------------------------------
John B. Brudin, an individual


/S/ PATRICIA L. BRUDIN
------------------------------------
Patricia L. Brudin, an individual


Record Trust


/S/ ELLA MAE RECORD
------------------------------------
Ella Mae Record, Trustee


/S/ ELLA MAE RECORD
------------------------------------
Ella Mae Record, an individual

                                INDEX OF EXHIBITS



Exhibit No.       Description

A                 Joint Filing Agreement

B                 Power of Attorney

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  April 29, 2002

/S/ JAMES B. JAQUA
------------------------------------
James B. Jaqua, an individual


/S/ MARILYN SUSANNE JAQUA
------------------------------------
Marilyn Susanne Jaqua, an individual


JAQUA TRUST DATED NOVEMBER 8, 1989


/S/ JAMES B. JAQUA                         /S/ MARILYN SUSANNE JAQUA
------------------------------------       ------------------------------------
James B. Jaqua, Trustee                    Marilyn Susanne Jaqua, Trustee


J AND G REVOCABLE TRUST DATED MAY 2, 1989


/S/ JACK E. GOSCH                          /S/ GWYNETH A. GOSCH
------------------------------------       ------------------------------------
Jack E. Gosch, Trustee                     Gwyneth A. Gosch, Trustee


/S/ JACK E. GOSCH
------------------------------------
Jack E. Gosch, , an individual


/S/ GWYNETH GOSCH
------------------------------------
Gwyneth Gosch, an individual


JACK GOSCH FORD, INC. RETIREMENT PLAN AND TRUST


/S/ JACK GOSCH                             /S/ ERIC GOSCH
------------------------------------       ------------------------------------
Jack Gosch, Trustee                        Eric Gosch, Trustee


BRUDIN FAMILY TRUST DATED OCTOBET 27,1986


/S/ JOHN B. BRUDIN                         /S/ PATRICIA L. BRUDIN
------------------------------------       ------------------------------------
John B. Brudin, Trustee                    Patricia L. Brudin, Trustee

/S/ JOHN B. BRUDIN
------------------------------------
John B. Brudin, an individual



/S/ PATRICIA L. BRUDIN
------------------------------------
Patricia L. Brudin, an individual


Record Trust



/S/ ELLA MAE RECORD
------------------------------------
Ella Mae Record, Trustee



/S/ ELLA MAE RECORD
------------------------------------
Ella Mae Record, an individual

                                    EXHIBIT B

                                POWER OF ATTORNEY

     Marilyn Susanne Jaqua, individually and as trustee of the Jaqua Trust dated November 8, 1989; Jack E. Gosch, individually and as trustee of the J and G Revocable Trust dated May 2, 1989 and of Jack Gosch Ford, Inc. Retirement Plan and Trust; Gwyneth A. Gosch individually and as trustees of the J and G Revocable Trust dated May 2, 1989; Eric Gosch as trustee of the Jack Gosch Ford, Inc. Retirement Plan and Trust; John B. Brudin, individually and as trustee of the Brudin Family Trust dated October 27, 1986; Patricia L. Brudin individually and as trustee of the Brudin Family Trust dated October 27, 1986; and Ella Mae Record, individually and as trustee of the Record Trust hereby appoint James B. Jaqua as attorney-in-fact to file with Hemet Bancorp, the Securities Exchange Commission, exchanges and regulatory authorities, any and all Schedules 13D and documents relating thereto required to be filed under the Securities Exchange Act of 1934 including exhibits, attachments and amendments thereto. I hereby grant to said attorney- in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorney-in-fact may lawfully do by virtue hereof.

Dated:  April 29, 2002



/S/ MARILYN SUSANNE JAQUA
------------------------------------
Marilyn Susanne Jaqua, an individual


/S/ MARILYN SUSANNE JAQUA
------------------------------------
Marilyn Susanne Jaqua, Trustee
JAQUA TRUST DATED
NOVEMBER 8, 1989


/S/ JACK E. GOSCH                          /S/ GWYNETH A. GOSCH
------------------------------------       ------------------------------------
Jack E. Gosch, Trustee                     Gwyneth A. Gosch, Trustee
J AND G REVOCABLE TRUST                    J AND G REVOCABLE TRUST
DATED MAY 2, 1989                          DATED MAY 2, 1989


/S/ JACK E. GOSCH
------------------------------------
Jack E. Gosch, an individual


/S/ GWYNETH A. GOSCH
------------------------------------
Gwyneth A. Gosch, an individual


/S/ JACK GOSCH                             /S/ ERIC GOSCH
------------------------------------       ------------------------------------
Jack Gosch, Trustee                        Eric Gosch, Trustee
JACK GOSCH FORD, INC. RETIREMENT           JACK GOSCH FORD, INC. RETIREMENT
PLAN AND TRUST                             PLAN AND TRUST

/S/ JOHN B. BRUDIN                         /S/ PATRICIA L. BRUDIN
------------------------------------       ------------------------------------
John B. Brudin, Trustee                    Patricia L. Brudin, Trustee
BRUDIN FAMILY TRUST DATED                  BRUDIN FAMILY TRUST DATED
OCTOBER 27,1986                            OCTOBER 27,1986


/S/ JOHN B. BRUDIN
------------------------------------
John B. Brudin, an individual


/S/ PATRICIA L. BRUDIN
------------------------------------
Patricia L. Brudin, an individual


Record Trust


/S/ ELLA MAE RECORD
------------------------------------
Ella Mae Record, Trustee
RECORD TRUST

/S/ ELLA MAE RECORD
------------------------------------
Ella Mae Record, an individual